Filed pursuant to Rule 433
Dated February 7, 2007

Relating to
Pricing Supplement No. 205 dated February 7, 2007 to
Registration Statement No. 333-131266

GLOBAL MEDIUM-TERM NOTES, SERIES G

Sterling Fixed Rate Senior Registered Notes Due 2017

Issuer:	Morgan Stanley
Principal Amount:	£400,000,000
Maturity Date:	February 14, 2017
Trade Date:	February 7, 2007
Original Issue Date (Settlement):	February 14, 2007
Interest Accrual Date:	February 14, 2007
Issue Price (Price to Public):	99.486%
Agents’ Commission:	0.45%
All-in Price:	99.036%
Net Proceeds to Issuer:	£396,144,000
Interest Rate:	5.75% per annum
Interest Payment Period:	Annual
Interest Payment Dates:	Each February 14, commencing February 14, 2008
Day Count Convention:	Actual/Actual
Specified Currency:	Pounds sterling (“£”)
Minimum Denomination:	£50,000 and integral multiples of £1,000 in excess thereof
Business Day:	London, TARGET Settlement Day and New York
Listing:	London
Form of Notes:	Registered
ISIN:	XS0287135684
Common Code:	028713568
Issuer Ratings:	Aa3 / A+ / AA-
Agents:	Morgan Stanley & Co. International Limited and such other agents as shall be named in the above-referenced Pricing Supplement

The issuer has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

You may access these documents on the SEC web site at www.sec.gov as follows:

Prospectus Supplement Dated January 29, 2007
Prospectus Dated January 25, 2006